SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) August 23, 2002
..............

RAYMOND JAMES FINANCIAL, INC.
(Exact name of registrant as specified in its charter)

| Florida | 1-9109 | No. 59-1517485 |
|---|---|---|
| ................................ | ............ | .................... |
| (State or other jurisdiction of incorporation or organization) | (Commission File Number) | (I.R.S. Employer Identification No.) |

880 Carillon Parkway, St. Petersburg, Florida  33716
.........................................................
(Address of principal executive offices)     (Zip Code)

Registrant's telephone number, including area code (727) 576-1000
..............

_____
(Former name or former address, if changed since last report.

**ITEM 7. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS**

(c)   Exhibits

99.1  Statement Under Oath of Principal Executive Officer dated August 23, 2002.

99.2  Statement Under Oath of Principal Financial Officer dated August 23, 2002.

**ITEM 9. REGULATION FD DISCLOSURE**

On August 23, 2002, Thomas A. James, principal executive officer, and Jeffrey
P. Julien, principal financial officer, of Raymond James Financial, Inc.
submitted to the Securities and Exchange Commission, sworn statements pursuant
with the SEC's June 27, 2002 Order No. 4-460 requiring the filing of sworn
statements pursuant to section 21(a)(1) of the Securities and Exchange Act of
1934.

A copy of the statements are attached as Exhibit 99.1 and Exhibit 99.2.

**SIGNATURES**
Pursuant to the requirements of the Securities Exchange Act of 1934, the
registrant has duly caused this report to be signed on its behalf by the
undersigned, thereunto duly authorized.

                              Raymond James Financial, Inc.

                              By:    /s/ JEFFREY P. JULIEN
                              _____
                              Name:  Jeffrey P. Julien
                              Title: Senior Vice President - Finance
                                     and Chief Financial Officer

DATE: August 23, 2002

## Exhibits

| | |
|---|---|
| Exhibit 99.1 | Statement Under Oath of Principal Executive Officer dated August 23, 2002. |
| Exhibit 99.2 | Statement Under Oath of Principal Financial Officer dated August 23, 2002. |

Exhibit 99.1

STATEMENT UNDER OATH OF
PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER
REGARDING FACTS AND CIRCUMSTANCES RELATING TO
EXCHANGE ACT FILINGS

I, Thomas A. James, state and attest that:

(1) To the best of my knowledge, based upon a review of the covered reports of Raymond James Financial, Inc., and, except as corrected or supplemented in a subsequent covered report:

- no covered report contained an untrue statement of a material fact as of the end of the period covered by such report (or in the case of a report on Form 8-K or definitive proxy materials, as of the date on which it was filed); and

- no covered report omitted to state a material fact necessary to make the statements in the covered report, in light of the circumstances under which they were made, not misleading as of the end of the period covered by such report (or in the case of a report on Form 8-K or definitive proxy materials, as of the date on which it was filed).

(2) I have reviewed the contents of this statement with the Company's audit committee.

(3) In this statement under oath, each of the following, if filed on or before the date of this statement, is a "covered report":

- Annual Report on Form 10-K for the fiscal year ended September 28, 2001, of Raymond James Financial;

- all reports on Form 10-Q, all reports on Form 8-K and all definitive proxy materials of Raymond James Financial, Inc. filed with the Commission subsequent to the filing of the Form 10-K identified above; and

- any amendments to any of the foregoing.


/S/ THOMAS A. JAMES                          Subscribed and sworn to
Name:  Thomas A. James                       before me this 23 day of
Date:    August 23, 2002                     August, 2002.


                                             /S/ LINDA G.WHELPLEY
                                             Notary Public
                                             My Commission Expires:
                                             12/20/2004

Exhibit 99.2

STATEMENT UNDER OATH OF
PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER
REGARDING FACTS AND CIRCUMSTANCES RELATING TO
EXCHANGE ACT FILINGS

I, Jeffrey P. Julien, state and attest that:

(1)  To the best of my knowledge, based upon a review of the covered reports of Raymond James Financial, Inc., and, except as corrected or supplemented in a subsequent covered report:

- no covered report contained an untrue statement of a material fact as of the end of the period covered by such report (or in the case of a report on Form 8-K or definitive proxy materials, as of the date on which it was filed); and

- no covered report omitted to state a material fact necessary to make the statements in the covered report, in light of the circumstances under which they were made, not misleading as of the end of the period covered by such report (or in the case of a report on Form 8-K or definitive proxy materials, as of the date on which it was filed).

(2)  I have reviewed the contents of this statement with the Company's audit committee.

(3)  In this statement under oath, each of the following, if filed on or before the date of this statement, is a "covered report":

- Annual Report on Form 10-K for the fiscal year ended September 28, 2001, of Raymond James Financial;

- all reports on Form 10-Q, all reports on Form 8-K and all definitive proxy materials of Raymond James Financial, Inc. filed with the Commission subsequent to the filing of the Form 10-K identified above; and

- any amendments to any of the foregoing.


/S/ JEFFREY P. JULIEN
Name:  Jeffrey P. Julien
Date:   August 23, 2002

Subscribed and sworn to
before me this 23 day of
August, 2002.


/S/ LINDA G WHELPLEY
Notary Public
My Commission Expires:
12/20/2004